Hercules Electric Mobility, Inc.

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HERCULES ELECTRIC MOBILITY, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hercules Electric Mobility, Inc.
Detroit, Michigan

We have reviewed the accompanying financial statements of Hercules Electric Mobility, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



March 19, 2021
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HERCULES ELECTRIC MOBILITY, INC.

Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Current assets:				
Cash	$	350,608	$	81,442
Property and equipment - net		1,461		1,879
Total assets	$	352,069	$	83,321

Liabilities and Stockholders' Equity				
Current liabilities:				
Unearned revenue	$	3,000	$	-
Stockholders' equity:				
Common stock at $0.0001 par value; 10,000,000 shares authorized; 8,392,500 shares issued and outstanding at December 31, 2020 and 8,130,500 shares issued and outstanding at December 31, 2019		839		813
Additional paid-in capital		508,225		131,251
Accumulated deficit		(159,995)		(48,743)
Total stockholders' equity		349,069		83,321
Total liabilities and stockholders' equity	$	352,069	$	83,321

See report of independent accountants and accompanying notes to financial statements.

HERCULES ELECTRIC MOBILITY, INC.

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses	116,252	48,743
Operating loss	(116,252)	(48,743)
Other income	5,000	-
Net loss	$ (111,252)	$ (48,743)

See report of independent accountants and accompanying notes to financial statements.

3

HERCULES ELECTRIC MOBILITY, INC.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2019	$ 560	$ 440	$ -	$ 1,000
Issuance of common stock	253	130,811	-	131,064
Net loss	-	-	(48,743)	(48,743)
Balance December 31, 2019	813	131,251	(48,743)	83,321
Issuance of common stock	26	376,974	-	377,000
Net loss	-	-	(111,252)	(111,252)
Balance December 31, 2020	$ 839	$ 508,225	$ (159,995)	$ 349,069

See report of independent accountants and accompanying notes to financial statements.

HERCULES ELECTRIC MOBILITY, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (111,252)	$ (48,743)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	418	209
Changes in operating assets and liabilities:		
Unearned revenue	3,000	-
Net cash used in operating activities	(107,834)	(48,534)
Cash flows used in investing activities:		
Purchase of property and equipment	-	(2,088)
Cash flows provided by financing activities:		
Proceeds from issuance of common stock	377,000	131,064
Net change in cash	269,166	80,442
Cash, beginning of year	81,442	1,000
Cash, end of year	$ 350,608	$ 81,442

See report of independent accountants and accompanying notes to financial statements.

HERCULES ELECTRIC MOBILITY, INC.

Notes to Financial Statements

1.   Summary of Significant Accounting Policies:

Description of Business: Hercules Electric Mobility, Inc. (the "Company") was incorporated on December 26, 2018 in the State of Michigan. The Company intends to operate as a manufacturer of electric mobility products.

Management's Plans: The Company's strategic plan for 2021 and beyond is focused on continuing to develop its flagship product, the Hercules Alpha, grow its sale channels, and hire key employees. The Company is positioned to increase its domestic sales of Founder's Edition pre-sales, Alpha product reservations, and commercial business to business sales to its strategic partner. The Company believes that combining its strategic partnership, the 2021 launch of their first custom-built performance pick-up, along with additional financing from a Series-A equity offering, will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Property and equipment consisted of computer equipment totaling $2,088 at December 31, 2020 and 2019. Accumulated depreciation amounted to $627 at December 31, 2020 and $209 at December 31, 2019. Depreciation expense totaled $418 for 2020 and $209 for 2019.

Advertising Costs: Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising costs amounted to $17,286 for 2020 and $8,382 for 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

The Company's primary source of revenue during 2020 was from the sale of gift cards. These contracts consist of a single performance obligation and the Company typically records the proceeds from the sale of gift cards as unearned revenue until the gift card is redeemed for goods or merchandise, upon which time the revenue is recognized. No revenue was recognized in 2020 related to gift cards.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

2. **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock is entitled to one vote. The Company issued 262,000 shares of common stock during 2020 and 2,530,500 shares of common stock during 2019. The Company had 8,392,500 and 8,130,500 shares of common stock issued and outstanding at December 31, 2020 and 2019, respectively.

3. **Lease Commitment:**

The Company leases its office space under an operating lease arrangement on a month-to-month basis that requires monthly rent payments of $2,500 and various other common area maintenance charges. The Company rented the space for a partial year for both 2020 and 2019. Rent expense related to this lease was $8,064 and $15,034 for 2020 and 2019, respectively.

4. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $161,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5. **Subsequent Events:**

Management has evaluated subsequent events through March 19, 2021, the date the financial statements were available for issuance, and has determined that except as disclosed below, there are no additional subsequent events to be reported in the accompanying financial statements.

In January and March 2021, the Company raised $998,000 through the issuance of 970,264 preferred shares. The Company's articles of incorporation are in the process of being amended as of the date of this report, to include preferred shares.